

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

May 19, 2008

Via Facsimile and U.S. Mail

Mr. W. Benjamin Garst, Jr.
Chief Executive Officer
St. Lawrence Energy Corp.
2370 Watson Court, Suite 110
Palo Alto, CA   94303

> **Re:    St. Lawrence Energy Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 9, 2008**
> **File No. 0-23266**

Dear Mr. Garst, Jr.:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief